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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67325

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/08_____ AND ENDING _____12/31/2008_____
 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Melville Island, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
141 W. Jackson Blvd.
(No. and Street)

Chicago   Illinois   60604
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Margaret Murphy   312-347-4790
                                                 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

141 West Jackson Blvd.   Chicago   IL   60604
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Dennis Flynn___ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

___Melville Island, LLC___ , as of ___December 31___ , 2008,

are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or

director has any proprietary interest in any account classified solely as that of a customer, except as follows:

```
◆◆◆◆◆◆◆◆◆◆◆◆◆◆◆◆◆◆◆◆◆◆
◆  "OFFICIAL SEAL"  ◆
◆  DONNA M. DUGDALE  ◆
◆  Notary Public, State of Illinois  ◆
◆  My Commission Expires 11/10/09  ◆
◆◆◆◆◆◆◆◆◆◆◆◆◆◆◆◆◆◆◆◆◆◆
```

_____
Notary Public

_____
Signature

___Managing Member___
Title

This report **contains (check all applicable boxes):
[x] (a) Facing page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Changes in Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Melville Island, LLC
(An Illinois
Limited Liability Company)

Financial Statements
Year Ended December 31, 2008, and
Independent Auditors' Report

(Filed Pursuant to Rule 17A-5 Under the Securities Exchange Act of 1934)

Melville Island, L.L.C.
Annual Report
For the Year Ended December 31, 2008

Table of Contents

Robert Cooper & Co. CPAs P.C.
141 West Jackson Blvd. Suite 2045
Chicago, Illinois 60604
312-322-2238
Fax: 312-698-8722

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Members:
Melville Island, L.L.C.

We have audited the accompanying statement of financial condition of **Melville Island, L.L.C.** as of December 31, 2008 , and the related statements of income, changes in members capital, and cash flows for the year ending December 31, 2008. These financial statements are the responsibility of the members. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Melville Island, L.L.C.** as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert Cooper & Company CPA's PC
February 22, 2009

Melville Island, LLC
(An Illiniois limited liability company)
Statement of Financial Condition
December 31, 2008

Assets

Cash	$	13,316
Total Assets	$	13,316

Liabilities and Member's Equity

Liabilities		
Accrued liabilities	$	0
Total liabilities		0
Member's equity		13,316
Total member's equity and Liabilities	$	13,316
		0

The accompanying notes to financial statements
are an integral part of this statement

Melville Island, LLC
(An Illiniois limited liability company)
Statement of Operations
For the year ending December 31, 2008

Revenues:

	$ none
Total Revenue	0

Expenses:

Regulatory and other expenses	2,640
Occupancy charge	3,600
Communications	516
Insurance	368
SIPC	150
Consulting and professional fees.	
Other operating expenses	
Total expenses	7,274
Net Income	$ -7,274

Melville Island, LLC
(An Illiniois limited liability company)
Statement of Changes in Member's Equity
For the year ending December 31, 2008

Member's capital, December 31, 2007	$	10,590
Capital contributions		10,000
Capital withdrawals		
Net income		(7,274)
Member's capital, December 31, 2008	$	13,316

The accompanying notes to financial statements
are an integral part of this statement

Melville Island, LLC
(An Illiniois limited liability company)
Statement of Cash Flows
For the year ending December 31, 2008

Cash Flows From Operating Activities:		
Net Income	$	(7,274)
Items not effecting cash flow to reconcile cash depreciation		0
Changes in assets and liabilities:		
Increase in securities owned		0
Increase in receivable from brokers and dealers		0
Increase in commission receivable		0
Increase in other assets		0
Increase in other receivable		0
Increase in securities sold		0
Increase in accounts payable and accrued liabilities		0
Net Cash used in operating activities		(7,274)
Cash Flows From Investing Activities:		
Purchase of fixed assets		0
Purchase of preferred jbo stock		0
Net Cash used in investing activities		0
Cash Flows From Financing Activities		
Proceeds from capital contributions		10,000
Payments for capital withdrawals		0
Net cash provided by financing activities		10,000
Net change in cash and cash equivalents		2,726
Cash at December 31, 2007		10,590
Cash at December 31, 2008	$	13,316
		0
Interest Expense		0

NOTE 1   Organization

Melville Island, LLC (The "Company") was organized under the Uniformed General Limited Liability Company Act of Illinois on September 9, 2005. The Company was approved and began business as a Broker Dealer on October 11, 2006. The business of the Company is to engage in the executing of trades on organized exchanges in the United States for a fee. Melville Island, LLC is registered as a broker dealer with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD).

NOTE 2.   Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from brokers and dealers

The Company will clear commission transactions through another Broker Dealer on a fully disclosed basis. Those commissions will be deposited into the Company's operating bank account. Trailing commissions are booked as earned at the end of the month.

Commissions

In the normal course of business, the Company will enter into transactions in exchange traded securities for others. Commission transactions together with related revenues and expenses are recorded on trade date. The Company does not hold customer funds nor does it trade for their own account. Trailing commissions are paid to the Company for the referral of business and are deposited into the Company's bank account.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Income Taxes

The Company has elected to be taxed as a partnership under the Sub Chapter K provisions of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes. Each member is responsible for reporting their pro rata share of the profits or losses on their tax returns. The Company is subject to a 1.5% Illinois replacement tax.

NOTE 3.   Related Party Transactions:

Certain administrative and organizational activities were performed by a related party at no cost to the Company. Those costs are not reimbursable to the related party, no other expense sharing agreement is in place.

NOTE 4   Net Capital Requirements

As a registered broker-dealer, the Company is subject to the net capital rule of the Securities and Exchange Commission Uniform Net Capital rule (rule 15c-3-1). Under this rule, the Company is required to maintain Aminimum net capital≅ equivalent to $5,000 or 6 2/3 of Aaggregate indebtedness,≅ whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change day to day, but at December 31, 2008, the Company had net capital and net capital requirements of $ 13,316 and $5,000 respectively. Which is $ 8,316 in excess of their capital requirements. Net capital rule may effectively restrict the amount of distributions paid out.

Melville Island, LLC
(An Illiniois limited liability company)
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1

December 31, 2008

Member's equity, December 31, 2008	$	13,316
Less:		
Non allowable assets		0
Haircuts		0
Undue concentration		0
Net capital		13,316
Required net capital		5,000
Excess capital	$	8,316
Excess capital @ 1000%	$	13,316
Excess net capital 5% of combined aggregate debit items or 120%		13,316

Note The above information on this schedule is in agreement, in all material respects, with the
unaudited FOCUS Report, Part II filed by Melville Island, LLC as of December 31, 2008

The accompanying notes to financial statements
are an integral part of this statement

8

Melville Island, LLC
(An Illiniois limited liability company)
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1

December 31, 2008

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness

    Items included in the balance sheet:

Accrued liabilities	$	-
Other		0
		0

Ratio: Aggregate Indebtedness	**0.000000%**
to Net Capital	**to 1**

The accompanying notes to financial statements
are an integral part of this statement

Melville Island, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION AND CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2008

RESERVE COMPUTATION
(See note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS
(See note below)

Note: The Company, is exempt from Rule 15c3-3, it does not transact a business in securities with,
or for, other than members of a national securities exchange and does not carry margin amounts,
credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).
Accordingly, there are no amounts reportable under these sections.

The accompanying notes to financial statements
are an integral part of this statement

To the Members:
Melville Island, LLC:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Melville Island, LLC (the Company), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being

11

audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert Cooper and Company CPA's P.C.

February 21, 2009
Chicago, IL 60604

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS AS OF FOR

THE PERIOD ENDING DECEMBER 31, 2008

To the best of my knowledge and belief, the information contained herein is accurate and complete.

Dennis Flynn
Managing Member